UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-38691

AURORA CANNABIS INC.
(Translation of registrant's name into English)

2207 90B St. SW
Edmonton, Alberta T6X 1V8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐ Form 40-F  ☒

SUBMITTED HEREWITH

Exhibits	Description
99.1	News release dated October 22, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Miguel Martin

Miguel Martin
Chief Executive Officer

Date: October 22, 2025